FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For April 30, 2018

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____     No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc – Ring-Fencing Transfer Scheme Effective

The Royal Bank of Scotland Group plc (“RBSG”, and together with its subsidiaries, "RBS Group") announced on 22 March 2018 that its proposed Ring-Fencing Transfer Scheme (the "Scheme") under Part VII of the Financial Services and Markets Act 2000 had been sanctioned by the Court of Session in Scotland (the "March RNS"). RBS Group is pleased to announce that, effective today, the Scheme has been implemented.

Name Changes

Adam & Company PLC (“former Adam & Company”) has been renamed "The Royal Bank of Scotland plc", and The Royal Bank of Scotland plc (“former RBS plc”) has been renamed "NatWest Markets Plc" (“NatWest Markets”).

A separate announcement was made on Friday 27 April regarding the associated Directorship changes.

Scottish Bank Note Issuance

Effective today, The Royal Bank of Scotland plc (former Adam & Company) is authorised to issue bank notes in Scotland. The Royal Bank of Scotland plc now supersedes the prior issuer (former RBS plc) in respect of banknotes in circulation and will issue banknotes in Scotland in its own name.

Covered Bonds

National Westminster Bank Plc (“NatWest Bank”) has become the issuer under the Covered Bond Programme, including in respect of Covered Bonds outstanding as of today. NatWest Bank has also assumed certain additional roles under the Covered Bond Programme. RBS Covered Bonds Limited Liability Partnership (the "LLP") – which has now been renamed NatWest Covered Bonds LLP – continues to guarantee payments of interest and principal of the covered bonds issued under the Covered Bond Programme. NatWest Markets, as one of the members of the LLP, has resigned as a member of the LLP and transferred its shares to RBS Covered Bonds (LM) Limited which has been renamed NatWest Covered Bonds (LM) Limited. The roles of arranger and dealer in relation to the Covered Bond Programme remain with NatWest Markets, and NatWest Markets remains the holder of any Covered Bonds.

Save as set out in this announcement with respect to the Covered Bonds and the Covered Bond Programme, the Scheme will not affect any change of issuer under any outstanding, externally-issued debt instruments.

Further Restructuring Steps in 2018

In May 2018, RBS Group intends to commence, in the Court of Session in Scotland (the “Court”), a second RFTS to transfer certain customer derivatives from NatWest Bank to NatWest Markets Plc (former RBS plc). If approved by the Court that second RFTS is expected to be implemented in August 2018.

In July 2018, RBS Group plans to restructure the NatWest Markets Plc (former RBS plc) capital structure via a Court approved capital reduction. As part of this restructure, the shares in NatWest Holdings Limited, which owns the ring-fenced sub-group, will be distributed to RBSG. This will separate the ring-fenced sub-group from the non-ring-fenced entities, as required by the ring-fencing legislation.

For more details of the additional restructuring stages and end-stage ring fencing business model for the RBS Group please refer to the 2017 RBSG Annual Report and Accounts on Form 20-F.

For further information contact:

RBS Investor Relations

Matt Waymark

Head of Investor Relations

+44 (0) 20 7672 1758

Paul Pybus

Head of Debt Investor Relations

+44 (0) 20 7678 1153

RBS Media Relations

+44 (0) 13 1523 4205

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including (but not limited to) those related to RBS and its subsidiaries' regulatory capital position, and requirements, financial position, future pension funding and contribution requirements, on-going litigation and regulatory investigations, profitability and financial performance (including financial performance targets), structural reform and the implementation of the UK ring-fencing regime, the implementation of RBS's restructuring and transformation programme, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios, increasing competition from new incumbents and disruptive technologies and RBS's exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk. In addition, forward-looking statements may include, without limitation, the words "intend", "expect", "anticipate", "target", "plan", "believe", "risk", "estimate", "project", "commit", "should", "could", "probability", "Value-at-Risk (VaR)", "goal", "objective", "may", "endeavour", "outlook", "optimistic", "prospects" and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK 2017 Annual Report and Accounts (ARA) and other materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date:	April 30, 2018	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary